[PICO HOLDINGS, INC. LETTERHEAD]

January 13, 2010

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3010

100 F. Street, N.E.

Washington, DC 20549-3628

Attn:	Ms. Sonia Barros, Esq.
Special Counsel

Re:	PICO Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 033-36383

Dear Ms. Barros:

This letter sets forth the responses of PICO Holdings, Inc., a California corporation (“PICO”), to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 31, 2009 (the “Comment Letter”), regarding the above referenced Annual Report on Form 10-K (the “Form 10-K”) and PICO’s definitive proxy statement that was filed on March 25, 2009 (the “Proxy”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 15. Exhibits and Financial Statement Schedules

1.	Refer to the Pyramid Lake Paiute Tribe Settlement Agreement with Fish Springs Ranch, LLC filed as exhibit 10.17. We note that the agreement, as filed, omits schedules and exhibits to the agreement. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreement with your next periodic report or tell us why you believe this information is no longer material to investors.

Ms. Sonia Barros, Esq., January 13, 2010—Page 2

Response:

We respectfully advise the Staff that we have reviewed the requirements of Item 601 of Regulation S-K and believe that the Pyramid Lake Paiute Tribe Settlement Agreement with Fish Springs Ranch, LLC (the “Settlement Agreement”), filed as Exhibit 10.1 to the Form 10-K, does not currently meet the qualitative or quantitative materiality criteria set forth in Item 601(b)(10) of Regulation S-K. As described in more detail below, we believe that the Settlement Agreement is no longer material to PICO, because the only remaining obligation with an estimable amount is the payment, due upon certain events occurring, of $3.6 million plus accrued interest from January 8, 2009 until the payment is made, which amount has been fully accrued and is, and will be, reflected in our consolidated financial statements for all relevant periods until paid.

Fish Springs Ranch, LLC, an indirect majority-owned subsidiary of PICO (“Fish Springs”), owns water in the Honey Lake Valley Basin in the State of Nevada. In October 2006, the Pyramid Lake Paiute Tribe of Indians (the “Tribe”) filed a complaint in the U.S. District Court of the State of Nevada and as a result, the District Court enjoined certain activity by Fish Springs at Honey Lake Valley Basin pending final determination of the case. In April 2007, the Tribe filed an appeal and Fish Springs filed a cross-appeal with the Ninth Circuit Court of Appeals. In May 2007 the Tribe and Fish Springs executed the Settlement Agreement and agreed to settle and permanently resolve all matters pending before the Ninth Circuit Court of Appeals.

Since the Settlement Agreement was executed, we have paid an aggregate of $3.6 million and deeded certain real estate in Nevada to the Tribe. Our remaining significant obligations under the Settlement Agreement are the following:

(1)	an additional payment of $3.6 million to the Tribe upon the date (a) certain legislation is enacted by Congress that approves of the Settlement Agreement (the “Act of Congress”) and (b) the U.S. Secretary of the Interior approves of the Settlement Agreement as required and directed under such legislation (the “Approval of the Secretary”), plus interest at the London Inter-Bank Rate per annum from January 8, 2009 until the Act of Congress and the Approval of the Secretary have occurred (the “Final Payment”); and

(2)	one or more payments, if any, equal to 12% of the gross sales price for each acre-foot of any additional water in the Honey Lake Valley Basin that Fish Springs ultimately sells to a third party in excess of approximately 8,000 acre-feet per year of water up to a maximum of approximately 13,000 acre-feet per year (the “Contingent Payment”).

The Final Payment of approximately $3.6 million represents 2.2% of our cash and cash equivalents at September 30, 2009. Because we accrued the amount owed in prior periods, the Final Payment of approximately $3.6 million will have no impact on our statement of operations. In addition, we note that the total fixed amount of the settlement of approximately $7.2 million is well below 10% of our current assets (composed of investments and cash and cash equivalents

Ms. Sonia Barros, Esq., January 13, 2010—Page 3

and was $324.0 million as of September 30, 2009), which is the threshold for required disclosure of legal proceedings under Regulation S-K, Item 103.

Since the second fiscal quarter of 2007, the Final Payment has been accrued and reflected in our consolidated financial statements. We did not, however, accrue or record any amounts relating to the Contingent Payment because (1) we have neither received nor applied for approval for the importation to the north valleys of Reno for the additional 5,000 acre-feet of water per year in excess of the approximately 8,000 acre-feet of water per year that Fish Springs currently has in the Honey Lake Valley Basin, and (2) we are unable to reasonably estimate the amount of any future liability from the potential sale of water in excess of approximately 8,000 acre-feet of water per year up to a maximum of approximately 13,000 acre-feet per year. Assuming we receive approval of our water applications for the additional 5,000 acre-feet of water per year, the Contingent Payment, if any, will only be payable to the Tribe after we have sold the initial approximately 8,000 acre-feet of water per year and then only to the extent that there were any sales of water in excess of such approximately 8,000 acre-feet of water up to a maximum of approximately 13,000 acre-feet per year. In addition, market prices of water and water rights have historically varied significantly from period to period as demand for water and water rights is affected by climatic, economic, demographic and technological factors as well as the relative strength of the residential, commercial, financial, and industrial real estate markets. As a result, we are not able to reasonably estimate the amount, if any such amount will be paid in the future, of the Contingent Payment. Based on our current assessment, we believe that the Contingent Payment will not have a material impact on our consolidated financial statements.

Accordingly, we believe that the material terms of the Settlement Agreement, at the time the agreement was material to us, were contained in the body of the Settlement Agreement, a copy of which has been filed, and have been disclosed to the investors by us in various periodic reports that we have filed with the Commission from time to time. Because we no longer consider the Settlement Agreement as a material agreement, we respectfully advise the staff that we do not intend to include the Settlement Agreement as an exhibit of a material agreement to the Annual Report on Form 10-K for the year ended December 31, 2009. Should we determine in the future that the Contingent Payment becomes material to us, we will file the Settlement Agreement, along with all of its schedules and exhibits with the Commission.

DEFINITIVE PROXY STATEMENT

Compensation Discussion and Analysis, page 12

Assessment of 2009 Compensation and Retrospective on 2008 Compensation Paid, page 16

2.

We note that the compensation committee determined that the total compensation for your named executive officers should be targeted at the top 25th percentile. Please also disclose why the compensation committee determined to benchmark compensation to that specific

Ms. Sonia Barros, Esq., January 13, 2010—Page 4

percentile of your peer group. Please supplementally provide us sample disclosure and confirm that you will comply in future filings.

Response:

In response to the Staff’s comment, we respectfully inform the Staff that our filing stated that the Compensation Committee of our Board of Directors (the “Compensation Committee”) determined that total compensation for our named executive officers should be targeted at the top 25th percentile of our peers in order to explain how we determined the amount of each named executive officer’s compensation elements. As noted in the Proxy, we are a diversified holding company whose businesses, operations, and strategy require a management team with demonstrated expertise in asset and business acquisitions, investments of all types of securities (public and private), and financial management, and business operations of acquired entities in local as well as international markets. We believe we are most similar, in terms of business strategy and the skill set required of management, to larger publicly held companies such as Berkshire-Hathaway, Inc. and Leucadia National Corp., companies which are not included in our peer group because of their relative size. We note that our strategy and operations are directed by a small senior management team. This team shoulders broad accountabilities without a significant layer of additional support management. Given the expertise we believe our management team must possess in order to successfully pursue our business strategy, we believe it is necessary to target total compensation for our named executive officers at the top 25th percentile of our peer group. We believe this level of target compensation allows us to recruit, retain and motivate high quality executives, which is one of the primary objectives of our executive compensation programs.

In order to provide more comprehensive disclosure in the Compensation Discussion and Analysis section of our next proxy statement, we will include disclosure similar to the following sample disclosure, if such disclosure remains relevant to an understanding of our compensation policies and decisions during our 2009 fiscal year for our named executive officers:

The Compensation Committee also determined that total compensation for our named executive officers should be targeted at the top 25th percentile of our peers. As we’ve noted, we are a diversified holding company whose businesses, operations, and strategy require a management team with demonstrated expertise in asset and business acquisitions, investments of all types of securities (public and private), and financial management, and business operations of acquired entities in local as well as international markets. Given the expertise we believe our management team must possess in order to successfully pursue our business strategy, we believe it is necessary to target total compensation for our named executive officers at the top 25th percentile of our peer group. We believe this level of target compensation allows us to recruit, retain and motivate high quality executives, which is one of the primary objectives of our executive compensation programs.

* * *

Ms. Sonia Barros, Esq., January 13, 2010—Page 5

We advise the Staff that we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact the undersigned at (858) 652-4132 or (858) 652-4133 (facsimile) or John-Paul Motley of O’Melveny & Myers at (213) 430-6100 with any questions or comments regarding this letter.

Sincerely,

/s/ Damian C. Georgino

Damian C. Georgino

Executive Vice President – Corporate

Development & Chief Legal Officer

cc:	John-Paul Motley, Esq., O’Melveny & Myers LLP
Linda Griffey, Esq., O’Melveny & Myers LLP